Exhibit 99.1

Skycorp to Hold Extraordinary General Meeting

NINGBO, China, July 11, 2025 /PRNewswire/ – Skycorp Solar Group Limited (the “Company” or “Skycorp”) (Nasdaq: PN), a solar PV product provider engaged in the manufacture and sale of solar cables and solar connectors, today announced that it will hold an extraordinary general meeting (the “EGM”) of shareholders at its executive office at Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048, at 9:00a.m. on August 11, 2025, Beijing/Hong Kong Time.

Holders of record of the Company’s ordinary shares of at the close of business on July 7, 2025, Eastern Time, or their proxy holders, are entitled to vote at the EGM or any adjournment or postponement thereof.

Copies of the notice of the Meeting and the form of proxy are available on the Company’s corporate investor relations website at https:// www.ir.skycorp.com.

About Skycorp Solar Group Limited

Skycorp Solar Group Limited is a solar photovoltaic (PV) product provider focused on manufacturing and selling solar cables and connectors. We also partner with various IC chip manufacturers to offer new and used GPU and HPC servers. Our operations are managed through our subsidiaries, including Ningbo Skycorp Solar Co., Ltd., in China.

The Company’s mission is to become a green energy solutions provider for data centers by utilizing solar power and delivering eco-friendly solar PV products. By leveraging the Company’s expertise in solar technologies and relationships with HPC server clients, it aims to expand offerings of solar PV products and server solutions for enterprise customers. For more information, please visit: https:// www.ir.skycorp.com.

Forward-looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)